

October 31, 2012

<u>Via E-mail</u>
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re:** **Bauman Estate Planning, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 15, 2012**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed the amendment to your registration statement, and we have the following comments.

Description of Business and Property, page 11

1. We note your response to comment seven of our letter dated October 10, 2012. Please revise your disclosure to clarify the point in the process at which you will charge clients for the services you provide. For example, we understand that the initial consultation is free, but it is unclear whether you will generate revenue prior to your clients receiving the blank forms to fill out, prior to providing your clients with the documents you create from the information provided to you on such forms, or only after your clients have approved and accepted the final work product. Additionally, with regard to clients who fill out forms online, it is unclear whether they must pay for access to such forms prior to filling them out and submitting them to you for preparation.

2. We note your responses to comments seven and eight of our letter dated October 10, 2012. Specifically, we note in your response to comment seven, you state that your website is not created or functioning, and in your response to comment eight, you state that you do not have a website at this time. However, we note the following statements on page 15: "The website is up and functional. The website address is www.baumanep.com." Additionally, we note that www.baumanep.com displays your name, phone number, and three office locations, two of which match the office locations identified in your prospectus. The website also summarizes your business. Please advise, and revise your prospectus to accurately and consistently reflect the current status of your website and to disclose the third office location.

3. In your added disclosure on page 13, you state that the asset protection documents are Nevada specific, but you go on to state that you would market the Asset Protection Trust to residents of all 50 states. Please explain how you plan to market Nevada specific documents to residents of all 50 states.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
         Harold P. Gewerter, Esq.